U. S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-19508

A.    Full title of the plan and the address of the plan, if different from that of the Issuer named below:

The Stewart Enterprises, Inc.

Employees' Retirement Trust

(A Profit Sharing Plan)

and Trust Agreement

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal office:

Stewart Enterprises, Inc.

110 Veterans Memorial Boulevard

Metairie, LA 70005

STEWART ENTERPRISES

EMPLOYEES' RETIREMENT TRUST

(A PROFIT-SHARING PLAN)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

FOR THE YEARS ENDED

DECEMBER 31, 2000 AND 1999

Report of Independent Accountants

To the Participants and Administrator of
      Stewart Enterprises Employees' Retirement Trust (A Profit Sharing Plan):

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Stewart Enterprises Employees' Retirement Trust (A Profit-Sharing Plan) (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Schedule of Assets (Held at End of Year) that accompanies the Plan's financial statements does not disclose the historical cost of certain plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974.

PricewaterhouseCoopers LLP
New Orleans, Louisiana

June 29, 2001

STEWART ENTERPRISES EMPLOYEES' RETIREMENT TRUST

(A Profit-Sharing Plan)

Statements of Net Assets Available for Benefits

December 31, 2000 and 1999

ASSETS	2000	1999

Investments, at fair value:
Cash equivalents	$ 7,586,457	$ 9,080,781
Mutual funds - fixed income	23,142,309	26,586,578
Mutual funds - equity	20,090,365	23,251,513
Mutual funds - mixed	6,082,473	4,601,974
Stewart Enterprises Company Stock Fund	3,454,315	7,265,450
Participant loans, at cost	1,587,552	603,094

Total investments	61,943,471	71,389,390

Receivables:
Employer contribution	1,446,181	1,534,987
Employee contributions	228,999	230,306
Other	-	9,639

Total receivables	1,675,180	1,774,932

Net assets available for benefits	$63,618,651	$73,164,322

The accompanying notes are an integral part of these financial statements.

STEWART ENTERPRISES EMPLOYEES' RETIREMENT TRUST

(A Profit-Sharing Plan)

Statements of Changes in

Net Assets Available for Benefits

for the years ended December 31, 2000 and 1999

	2000	1999

Additions to net assets attributed to:
Investment income (loss):
Net depreciation in investments	$(10,188,574)	$(22,271,694)
Interest and dividends	4,352,767	2,891,234

Total investment loss	(5,835,807)	(19,380,460)

Contributions:
Employer	3,229,374	3,624,774
Employees	5,841,337	6,887,281
Other	90,665	29,063

Total contributions	9,161,376	10,541,118

Deductions from net assets attributed to:
Benefits and withdrawals paid to participants	12,957,174	8,258,930
Trustee fees and administrative expenses	26,764	29,317

Total deductions	12,983,938	8,288,247

Net decrease prior to net transfers
from other plans	(9,658,369)	(17,127,589)

Net transfers from other plans	112,698	2,761,530

Net decrease	(9,545,671)	(14,366,059)

Net assets available for benefits:
Beginning of year	73,164,322	87,530,381

End of year	$ 63,618,651	$ 73,164,322

The accompanying notes are an integral part of these financial statements.

STEWART ENTERPRISES EMPLOYEES' RETIREMENT TRUST

(A Profit-Sharing Plan)

Notes to Financial Statements

1.    Plan Description

The following description of the Stewart Enterprises Employees' Retirement Trust (a profit-sharing plan) (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

General

The Plan, which is a defined contribution plan under the Internal Revenue Code, was established by Stewart Enterprises, Inc. (the "Company" or "SEI") for the benefit of its employees. The Plan became effective January 1, 1981. Individuals employed by the Company or its subsidiaries and affiliates are eligible to participate in the Plan upon reaching the age of 21 and the completion of one year of service.

Contributions

Eligible employees may contribute from 1% to 15% of compensation to the Plan. Such amount is the employees' qualified contribution. Employee contributions are eligible for Company matching contributions at the rate of $0.50 for each $1.00 contributed, limited to 5% of an employee's compensation. Eligible employees may contribute to the Plan each pay period through payroll deductions.

The Company's discretionary contribution to the Plan is determined each year by the Board of Directors. The maximum contribution by the Company in any one year, including all matching contributions, cannot exceed 15% of total compensation of all participants. The discretionary contribution is allocated among participants in the ratio that the total of each participant's Plan compensation bears to the Plan compensation for all participants eligible to share in discretionary Company contributions for such Plan year as defined by the Plan. Discretionary Company contributions shall be allocated to the accounts of participants who have completed one year of service and are employed by the Company on the last day of the Plan year. If an employee terminates and is not vested, the account is forfeited and reallocated to participants who are entitled to receive all allocation of discretionary employer contributions for the year. It will be allocated to those participants in the same manner as are discretionary employer contributions. The Company contributed $1,965,748 and $2,297,367 in matching contributions to the Plan in 2000 and 1999, respectively. Additionally, the Company made $1,263,626 and $1,327,407 of discretionary contributions in 2000 and 1999, respectively.

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers ten mutual funds, the Stewart Enterprises Company Stock Fund and a money market account as investment options for participants.

Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's matching and discretionary contributions, (b) Plan earnings or losses, and (c) forfeitures of terminated participants' non-vested matching and discretionary accounts and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan document. The benefit to which a participant is entitled is limited to the participant's vested account.

STEWART ENTERPRISES EMPLOYEES' RETIREMENT TRUST

(A Profit-Sharing Plan)

Notes to Financial Statements

1.    Plan Description (continued)

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after five years of credited service.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant's account and bear interest at rates that range from 8.75% to 11.5%, which are commensurate with local prevailing rates as determined quarterly by the Plan administrator. The term of the loans can range between a minimum of one year to a maximum of five years. Principal and interest is paid ratably through monthly payroll deductions.

Payments of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution or annual installments, as defined by the Plan.

Forfeited Accounts

At December 31, 2000 and 1999, forfeited non-vested accounts totaled $132,036 and $133,600. These accounts will be allocated to the participants.

2.    Summary of Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis and present the net assets of the Plan that are available for benefits and the related changes in those net assets.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of the investments.

Investment Valuation and Income Recognition

The Plan's mutual fund investments are stated at fair value. Quoted market prices are used to determine fair value. Cash equivalents consist of money market funds at market value. The Plan's investment in Stewart Enterprises, Inc. Class A Common Stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value.

STEWART ENTERPRISES EMPLOYEES' RETIREMENT TRUST

(A Profit-Sharing Plan)

Notes to Financial Statements

2.    Summary of Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Such estimates include those regarding fair value. Actual results could differ from those estimates.

Risk and Uncertainties

The Plan invests in any combination of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Reclassification

A reclassification was made to the 1999 statement of net assets available for benefits to conform with the presentation used in the 2000 statement of net assets available for benefits. The reclassification had no impact on net assets available for benefits or total investments.

3.    Investments

The following table presents the fair value of those investments that represent 5% or more of the Plan's net assets, as of December 31, 2000 and 1999:

	2000	1999
Investments, at quoted market value:
MFS Fixed Fund - Institutional Series Money Market	$ 7,586,457	$ 9,080,781

MFS Bond Fund	$ 12,468,805	$ 16,948,095

Massachusetts Investors Trust	$ 16,021,244	$ 21,624,862

Stewart Enterprises Company Stock Fund	$ 3,454,315	$ 7,265,450	*

Legg Mason Value Trust Fund	$ 6,706,867	$ 5,974,871

MFS Emerging Growth Fund	$ 3,966,637	$ 3,663,612

*Non-participant directed

STEWART ENTERPRISES EMPLOYEES' RETIREMENT TRUST

(A Profit-Sharing Plan)

Notes to Financial Statements

3.    Investments (continued)

During the years ended December 31, 2000 and 1999, the Plan's investments (including investments bought and sold during the year) appreciated (depreciated) in value as follows:

	2000	1999

Mutual funds	$ (5,306,046)	$ 494,146
Other investments	-	444,242

	(5,306,046)	938,388
Stewart Enterprises Company Stock Fund	(4,882,528)	(23,210,082)

Net (depreciation) appreciation in investments	$(10,188,574)	$(22,271,694)

4.    Non-participant Directed Investments

During 1999, the Plan created the Stewart Enterprises Company Stock Fund (the "Fund"). The Fund is a blend of Stewart Enterprises, Inc. Class A Common Stock and cash, and is not a mutual fund. All of the Stewart Enterprises, Inc. Class A Common Stock held by participants as of December 31, 1998 was contributed to the Fund upon its inception with each participant receiving units in the Fund in exchange for their shares of the stock. The value of the individual units is determined by dividing the quoted market price of the stock plus residual cash by the number of units in the Fund.

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

	December 31,
	2000	1999

Net assets:
Stewart Enterprises Company Stock Fund	$ 3,454,315	$ 7,265,450

	For the Year Ended
	December 31,
	2000	1999

Changes in net assets:
Contributions	$ 1,071,393	$ 2,089,829
Net depreciation	(4,882,528)	(23,210,082)
Transfers to participant directed investments	-	(546,417)

	$ (3,811,135)	$(21,666,670)

STEWART ENTERPRISES EMPLOYEES' RETIREMENT TRUST

(A Profit-Sharing Plan)

Notes to Financial Statements

5.    Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become immediately 100% vested in their accounts.

6.    Trust Fund

Reliance Trust Company serves as the trustee and investment manager of the Plan and Massachusetts Financial Services ("MFS") serves as the custodian of the Plan.

7.    Fees and Expenses

The Plan sponsor provides miscellaneous administrative services to the Plan at no cost.

Benefit Services Corporation ("BSC") served as the Plan's record keeper for the years ended December 31, 2000 and 1999. The amount paid by the Plan for these services was $26,764 during the year ended December 31, 2000. Approximately, $4,700 was paid during the year ended December 31, 1999 to BSC and MFS for such services as loan origination fees and other miscellaneous services.

Fringe Benefits Administrator Limited served as the Plan's record keeper for the year ended December 31, 1998 and assisted in the transition of the Plan's assets to MFS in 1999. The amount paid by the Plan for these services was $24,579 for the year ended December 31, 1999.

8.    Tax Status

The Plan obtained its latest determination letter on May 6, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter but the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

9.    Related Party Transactions

The purchase and sale of Company stock by the Plan is a related party transaction. Realized losses by the plan were ($303,872) in 2000. There were no realized gains/losses in 1999.

SUPPLEMENTAL SCHEDULE

STEWART ENTERPRISES EMPLOYEES' RETIREMENT TRUST

(A Profit-Sharing Plan)

Schedule 4, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2000

EIN # 720693290, Plan #001

	Identify of Issuer, Borrower,	Description of		Current
	Lessor or Similar Party	Investment	Cost	Value

	MFS Fixed Fund - Institutional Series	Money Market		$ 7,586,457

	MFS Bond Fund	Mutual Fund - Fixed Income		12,468,805
	MFS Emerging Growth Fund	Mutual Fund - Fixed Income		3,966,637
	Legg Mason Value Trust Fund	Mutual Fund - Fixed Income		6,706,867

				23,142,309

	Massachusetts Investors Trust	Mutual Fund - Equity		16,021,244
	MFS New Discovery Fund	Mutual Fund - Equity		1,079,957
	Legg Mason Special Investment Fund	Mutual Fund - Equity		589,988
	MFS Global Equity Fund	Mutual Fund - Equity		2,399,176

				20,090,365

	MFS Asset Allocation Fund - Aggressive	Mutual Fund - Mixed		2,482,370
	MFS Asset Allocation Fund - Moderate	Mutual Fund - Mixed		2,797,533
	MFS Asset Allocation Fund - Conservative	Mutual Fund - Mixed		802,570

				6,082,473

*	Stewart Enterprises Company Stock Fund	Blend of Stewart Enterprises, Inc.
		Class A Common Stock and Cash	**	3,454,315	*

*	Participant loans	Interest rates ranging from 8.75% to
		11.5% and maturing from January 1,
		2001 to December 30, 2005.		$ 1,587,552

	Total investments			$ 61,943,471

*Denotes a party-in-interest

**The historical cost of this non-participant directed investment, as required by the Department of Labor's Rules and
Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974, is not
currently available from the Plan trustee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly cause d this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Stewart Enterprises, Inc.
(Administrator of the Stewart Enterprises, Inc.
Employees' Retirement Trust (A Profit Sharing
Plan) and Trust Agreement)

July 1, 2002	/s/ Kenneth C. Budde
Kenneth C. Budde
Executive Vice President and
Chief Financial Officer

THE STEWART ENTERPRISES, INC.

EMPLOYEES' RETIREMENT TRUST

(A PROFIT SHARING PLAN)

AND TRUST AGREEMENT

Exhibit
Number

23.1	Independent Auditor's Consent